SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 10, 2024

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, May 10, 2024 regarding “Ericsson announces change to the Executive Team”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: May 10, 2024

PRESS RELEASE May 10, 2024

Ericsson announces change to the Executive Team

Ericsson (NASDAQ: ERIC) today announces that Fadi Pharaon, Senior Vice President and Head of Market Area Middle East & Africa, has decided to leave Ericsson to pursue other opportunities. Mr. Pharaon has held his current position since 2019 but has been with Ericsson for 26 years during which time he has held several management positions within the Company. Mr. Pharaon will leave Ericsson at the end of August and a successor will be announced in due course.

Börje Ekholm, President and CEO of Ericsson, says: “Fadi has contributed immensely to Ericsson with his deep knowledge of our industry, customer focus, business acumen and leadership skills. I wish him all the best in his future endeavors.”

Fadi Pharaon says: “It has been a true honor to be part of Ericsson’s Executive Team and to head Market Area Middle East & Africa alongside all the talented colleagues at Ericsson. I am very passionate about the Company and grateful for all the opportunities it offered me. I will be following Ericsson as it continues to progress and execute on our strategy to strengthen leadership in mobile networks, drive a focused expansion in enterprise, and pursue cultural transformation.”

NOTES TO EDITORS:

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ABOUT ERICSSON:

Ericsson enables communications service providers and enterprises to capture the full value of connectivity. The company’s portfolio spans the following business areas: Networks, Cloud Software and Services, Enterprise Wireless Solutions and Global Communications Platform. It is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s innovation investments have delivered the benefits of mobility and mobile broadband to billions of people globally. Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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